Exhibit 99.1

Park Ha Biological Technology Co., Ltd. Announces Membership Application to Personal Care Products Council (PCPC), Aligning the Brand with International Standards and Marking a Strategic Milestone in its Expansion into Amazon North America

Wuxi, China, July 01, 2026 (GLOBE NEWSWIRE) – Park Ha Biological Technology Co., Ltd. (NASDAQ: BYAH) (“Park Ha Biological” or the “Company”) announced that it has formally filed a complete membership application with the Personal Care Products Council (PCPC). The submission encompasses all requisite corporate qualifications, raw material compliance documentation, and product safety materials, all of which are currently under review. This application marks a pivotal step in establishing the Company’s comprehensive compliance framework for the North American market, facilitating its planned entry into Amazon’s North America marketplace, and securing access to the technical, regulatory, and industry resources essential for success in the U.S. personal care sector.

Founded in 1894, PCPC is the preeminent trade association for the personal care industry in North America, serving as the primary architect and authoritative interpreter of key regulatory frameworks, including the Modernization of Cosmetics Regulation Act of 2022 (MoCRA), Food and Drug Administration (FDA) cosmetic standards, and the International Nomenclature of Cosmetic Ingredients (INCI) ingredient naming system. PCPC represents over 90% of major U.S. cosmetics and skincare companies, with global industry leaders such as Estée Lauder, L’Oréal, Procter & Gamble, Unilever, Beiersdorf, and Kiehl’s among its long-standing members. PCPC’s industry recognition and compliance endorsement carry substantial weight, with membership status widely regarded as a definitive benchmark for brands seeking compliant access to North American e-commerce and retail channels.

As a technology-driven skincare brand committed to comprehensive expansion in the North American market, Park Ha Biological has proactively secured industry access qualifications, meticulously compiled required application materials, and systematically advanced the membership verification process.

The head of the Brand Overseas Division of the Company emphasized that North America’s stringent regulatory landscape demands proactive engagement, and joining PCPC is a cornerstone of the Company’s long-term globalization strategy. Through PCPC’s extensive global membership network, Park Ha Biological aims to forge connections with established North American brands, leading contract manufacturers, raw material suppliers, and testing laboratories, thereby building a resilient overseas supply chain to support both its upcoming Amazon online operations and future offline retail expansion.

The PCPC membership application has been advanced in parallel with the Company’s cooperation with Amazon North America, supporting the establishment of a comprehensive and robust compliance framework for its international expansion.

About Park Ha Biological Technology Co., Ltd.

Established in 2016, Park Ha Biological Technology Co., Ltd. is primarily engaged in developing its private skincare label, direct skincare product sales and franchise promotion under the proprietary brand “Park Ha”, with a commitment to providing cost-effective solutions to skin problems and improving the confidence of women in need of skin treatment. As of October 31, 2025, the Company has five directly operated stores and 22 franchisees in China. As part of its value-added service for the products, the Company offers “light beauty experience”, a quick complimentary after-sales beauty service performed in the directly operated stores and franchise stores. For more information, please visit the Company’s website: http://ir.parkha.cn/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects, “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Park Ha Biological Technology Co., Ltd.

901 & 901-2, Building C

Phase 2, Wuxi International Life Science Innovation Campus

196 Jinghui East Road

Xinwu District, Wuxi, Jiangsu Province

People’s Republic of China 214000

ir_parkha@163.com